Paul S. Ware

Direct: (205) 521-8624

Fax: (205) 488-6624

pware@babc.com

May 5, 2014

Mark S. Webb

Legal Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ServisFirst Bancshares, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 5, 2014
File No. 333-193401

Dear Mr. Webb:

On behalf of ServisFirst Bancshares, Inc. (the “Company”), we hereby electronically transmit pursuant to Regulation S-T Amendment Number 4 to Registration Statement on Form S-1 (File No. 333-193401) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”), which has been marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2014.

As discussed with staff of the Commission, the Company is filing Amendment Number 4 in order to make certain limited changes to the Registration Statement prior to printing the preliminary prospectus contained in the Registration Statement to be used in the road show for the offering.  The Company believes that the changes both individually and in the aggregate are immaterial, and that the changes do not impact materially in any way the Registration Statement as previously reviewed by the Commission or the staff’s previous communication to the Company that the staff had no further comments to the Registration Statement.

Please direct any further communications relating to this filing to the undersigned at 205.521.8624 or J. Andrew Robison at 205.521.8596.

Very truly yours,

/s/ Paul S. Ware

Paul S. Ware

Enclosures

Mark S. Webb

Securities and Exchange Commission

April 30, 2014

cc:	William M. Foshee
J. Andrew Robison
David W. Ghegan
Charles A. Roberts, Jr.